October 12, 2011

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Mr. Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on September 12, 2011 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).  On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

PROSPECTUS  - GLOBAL COMMENTS

Fee Table

1.	Comment: Place move footnote 1 to the fee waiver line items.
Response: We have revised the disclosure consistent with this comment.

2.	Comment: Please briefly describe who can terminate the fee waiver arrangement and under what circumstances.
Response: We have included disclosure consistent with this comment.

3.
Comment:   Please include the fee waiver line items for only those Funds where the fee waiver arrangement will be in place for no less than one year from the effective date of the Fund’s registration statement.

Response: We have included disclosure consistent with this comment.

P - (704) 806-2387    F - (704) 246-7138   E - daphne@dtchisolmlaw.com   W - www.dtchisolmlaw.com

Mr. Kieran G. Brown Securities and Exchange Commission October 12, 2011 Page 2

Principal Investment Strategies

4.	Comment: Please state whether each Fund is in compliance with Rule 35d-1 under the 1940 Act.
Response: We believe that each Fund is in compliance with Rule 35d-1.

5.	Comment: Please remove the sentence that refers to the “three largest stocks.”
Response:  We have revised the disclosure consistent with this comment.

6.	Comment: Please disclose that each Fund will track the performance of an equity index.
Response:  We have revised the disclosure consistent with this comment.

Summary of Principal Risks

7.	Comment: Please consider whether the Fund should add small- and mid-cap risk disclosure.
Response: We have revised the disclosure consistent with this comment.

8.	Comment: Please consider whether the Fund should add securities lending as a principal investment strategy.
Response: At this time, we do not believe that securities lending should be included in the section of the prospectus entitled “Principle Investment Strategy.”

PROSPECTUS - GLOBAL X FARMLAND & TIMBERLAND ETF

9.	Comment: In the “Principal Investment Strategies” section of the Prospectus, please add language that describes the farmland and timberland industry.
Response: We have revised the disclosure consistent with this comment.

PROSPECTUS - GLOBAL X CEMENT ETF

10.	Comment: In the “Principal Investment Strategies” section of the Prospectus, please add language that describes the cement industry.
Response: We have revised the disclosure consistent with this comment.

PROSPECTUS - GLOBAL X ADVANCED MATERIALS ETF

11.	Comment: In the “Principal Investment Strategies” section of the Prospectus, please add language that describes the advanced materials industry.
Response: We have revised the disclosure consistent with this comment.

P - (704) 806-2387    F - (704) 246-7138   E - daphne@dtchisolmlaw.com   W - www.dtchisolmlaw.com

Mr. Kieran G. Brown Securities and Exchange Commission October 12, 2011 Page 2

STATEMENT OF ADDITIONAL INFORMATION

Management of the Trust

12.	Comment: Please add the phrase “during the past 5 years” to the header for the last column of the trustee table.
Response:  We have revised the disclosure consistent with this comment.

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The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s Registration Statement, which the Trust filed via EDGAR today.  Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely, /s/ Daphne Tippens Chisolm Daphne Tippens Chisolm Law Offices of DT Chisolm, PC

P - (704) 806-2387    F - (704) 246-7138   E - daphne@dtchisolmlaw.com   W - www.dtchisolmlaw.com